EXHIBIT 11

       First Union Real Estate Equity and Mortgage Investments

                                                           January 16, 1998

SENT VIA TELECOPIER
AND FEDERAL EXPRESS

Gotham Partners, L.P.
110 East 42nd Street
New York, New York  10017

Attn:  Mr. David P. Berkowitz
       Mr. William A. Ackman

Gentlemen:

          The Board of Trustees (the "Board") of First Union Real Estate Equity and Mortgage Investments (the "Trust") has received your notice dated January 8, 1998 (the "Notice"), and, pursuant to Article I, Section 7(d) of the By-Laws of the Trust, hereby gives notice to Gotham Partners, L.P. that the Notice does not satisfy the informational requirements of such Section and is therefore deficient. Because Gotham's Notice is deficient, the proposal and nominations contained in such Notice cannot be presented for action at the 1998 Annual Meeting of Beneficiaries of the Trust (the "Annual Meeting"). However, Gotham may provide curative information to the Secretary of the Trust within five (5) days from the date hereof.

          As provided in Article I, Section 7(d) of the By-Laws, Gotham's Notice must set forth as to each nomination or proposal (i) the name and address of, and the class and number of shares of the Trust's capital shares which are beneficially owned by, any other beneficiaries of the Trust known by Gotham to be supporting such nomination or proposal on the date of the Notice and (ii) any financial interest of any such beneficiaries in such proposal.

          This notice addresses only those deficiencies in the Notice that are capable of being cured. The Trust does not waive any other requirements of the Declaration of Trust or By-Laws of the Trust or any deficiencies that are not curable. The Board reserves the right to omit from consideration at the Annual Meeting any proposal or nomination that has not been properly made.


                                          Sincerely,




                                          /s/ Paul F. Levin
                                          Paul F. Levin
                                          Secretary